# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jasper Therapeutics, Inc., CIK 0001788028
CUSIP: 471871202
Title of class of securities: Voting Common Stock, par value $0.0001
Address of issuer's principal executive offices: 2200 BRIDGE PKWY SUITE #102, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-21-051114
Filed by CIK 0001765710

## Reporting persons
- Qiming U.S. Healthcare Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 928,964; sole dispositive power 0; shared dispositive power 928,964; aggregate amount beneficially owned 928,964 (3.3% of the class)
- Qiming U.S. Healthcare GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 928,964; sole dispositive power 0; shared dispositive power 928,964; aggregate amount beneficially owned 928,964 (3.3% of the class)
- Mark McDade: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 928,964; sole dispositive power 0; shared dispositive power 928,964; aggregate amount beneficially owned 928,964 (3.3% of the class)
- GARY E RIESCHEL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 928,964; sole dispositive power 0; shared dispositive power 928,964; aggregate amount beneficially owned 928,964 (3.3% of the class)

## Item 1. Issuer
Name of issuer: Jasper Therapeutics, Inc.
Address of issuer's principal executive offices: 2200 BRIDGE PKWY SUITE #102, REDWOOD CITY, CA, 94065.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Qiming U.S. Healthcare Fund II, L.P. ("Qiming")
Qiming U.S. Healthcare GP II, LLC ("Qiming GP")
Mark McDade ("McDade")
Gary Rieschel ("Reischel")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Qiming U.S.
11100 NE 8th Street, Suite 200
Bellevue, WA 98004
Citizenship:
Qiming Delaware
Qiming GP Delaware
McDade United States
Rieschel United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons ownership of the Issuer's securities consists of 928,964 shares of voting common stock directly held by Qiming.

Qiming GP is the general partner of Qiming. McDade and Rieschel are the managing partners of Qiming GP. Each of Qiming GP, McDade and Rieschel may be deemed to beneficially own the shares owned by Qiming.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 27,984,039 shares of voting common stock outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on February 14, 2024).

## Signatures
- Qiming U.S. Healthcare Fund II, L.P.: /s/ Mark McDade, By Qiming U.S. Healthcare GP II, LLC, its general partner, By Mark McDade, Managing Partner (11/14/2025)
- Qiming U.S. Healthcare GP II, LLC: /s/ Mark McDade, Mark McDade, Managing Partner (11/14/2025)
- Mark McDade: /s/ Mark McDade, Mark McDade (11/14/2025)
- GARY E RIESCHEL: /s/ Gary Rieschel, Gary Rieschel (11/14/2025)